BERU

Invitation to the Annual General Meeting


Super
bleifrei
Diesel

WKN 507210
ISIN DE0005072102

We hereby invite our
shareholders to our

Annual General Meeting

which will be held on
Tuesday,
September 14, 2004
at 10.30 a.m.

at the Forum am Schlosspark,
Stuttgarter Straße 33–35,
71638 Ludwigsburg, Germany.

Agenda

1. **Presentation of the adopted company financial statements and the approved consolidated financial statements for the year ended March 31, 2004, the combined management report for BERU Aktiengesellschaft and the Group, and the Supervisory Board's report on the 2003/04 financial year.**

   These documents are available for inspection by the shareholders at the Company's registered office at Mörikestraße 155, 71636 Ludwigsburg from the time that the Annual General Meeting is announced, as well as on the Internet at www.beru.com/english/investor/berichte.php. On request, they will also be sent to shareholders by post.

2. **Resolution on the appropriation of the balance-sheet profit**

   The Executive Board and the Supervisory Board propose that the balance-sheet profit of BERU Aktiengesellschaft for the 2003/04 financial year in the amount of EUR 15,871,895.35 be allocated as follows:

   in EUR

Distribution of a dividend of EUR 1.10 per non-par value share	11,000,000.00
Transfer to other retained earnings	4,800,000.00
Carried forward to new account	71,895.35
Balance-sheet profit	15,871,895.35

3. **Resolution on the ratification of the actions of the Executive Board for the 2003/04 financial year**

   The Executive Board and the Supervisory Board propose that the actions of the members of the Executive Board be ratified.

4. Resolution on the ratification of the actions of the Supervisory Board for the 2003/04 financial year

The Executive Board and the Supervisory Board propose that the actions of the members of the Supervisory Board be ratified.

5. Resolution on the authorization for the acquisition of own shares

As the authorization granted at the last annual general meeting for the repurchase of own shares will expire before the end of this financial year, the Company should again be authorized to acquire its own shares.

The Executive Board and the Supervisory Board propose the following resolution:

a) The Company is authorized to acquire shares in the Company up to 10% of the current registered share capital. This authorization may be exercised in whole or in part, on one or several occasions, in pursuance of one or several purposes, by the Company but also by controlled or majority-owned companies, or for its or their account by third parties. At no time may the acquired shares together with other own shares which are in the Company's possession or which are attributable to the Company pursuant to Section 71a et seq. of the German Stock Corporation Act account for more than 10% of the Company's registered share capital. The authorization may not be used by the Company for the purpose of trading in its own shares.

The authorization is valid until March 13, 2006. The authorization for the acquisition of own shares granted by the annual general meeting of September 16, 2003 is automatically annulled as soon as this new authorization takes effect.

b) Own shares are to be acquired in compliance with the principle of equal treatment (Section 53a of the German Stock Corporation Act) at the option of the Executive Board either aa) through the stock exchange, or, bb) by means of either a public purchase offer to all shareholders or a public request to all shareholders to offer their shares for sale.

aa) If the shares are acquired through the stock exchange, the purchase price (excluding ancillary costs) may not exceed or undercut by more than 10% the price determined for the relevant category of shares in the Company at the opening auction in Xetra trading (or a comparable successor system) on that trading day at the stock exchange in Frankfurt am Main.

bb) If the shares are acquired by means of a public purchase offer or a public request for an offer of shares for sale, the purchase price offered per share, or the maximum and minimum prices offered per share in the case of a price range (excluding ancillary costs) may not exceed or undercut by more than 20% the average price at the closing auction for the relevant category of shares in the Company in Xetra trading (or a comparable successor system) at the stock exchange in Frankfurt am Main on the third trading day before the day when the purchase offer or the request for an offer to sell is published. If, following the publication of the public purchase offer or the public request for an offer to sell, there are significant deviations in the share price, the purchase offer or the request for an offer to sell may be adjusted accordingly. In such a case, the price offered will be the average price at the closing auction on the third day of stock-exchange trading before the day when the public announcement of an adjustment was made. The volume may be limited. If the purchase offer is oversubscribed,

or, in the case of a request for an offer to sell, several equivalent offers are made and cannot all be accepted, shares will be purchased on a pro-rata basis. The preferred acceptance of small numbers of shares (up to 50 per shareholder) may be arranged. The purchase offer or the request for an offer to sell may specify additional conditions.

c) The Company is authorized to use shares in the Company which are acquired on the basis of the aforementioned authorization for all legally permitted purposes, in particular:

aa) They may be sold through the stock exchange.

bb) They may be sold by means of an offer to all shareholders.

cc) Some or all of them may be redeemed, whereby the execution of the redemption shall not require any further resolution by the annual general meeting.

d) The authorizations granted under sub-item c) above may be exercised on one or several occasions, entirely or partially, individually or collectively. They also include the use of shares in the Company which were acquired on the basis of earlier authorizations pursuant to Section 71, Para. 1, No. 8 of the German Stock Corporation Act, and – with the exception of sub-item c) cc) – for the use of shares acquired pursuant to Section 71d, Sentence 5 of the German Stock Corporation Act.

6. By-election to the Supervisory Board

Dr. Gerhard Wacker and Mr. Winfried Witte resigned from office as members of the Supervisory Board with effect from March 31, 2004, and thus with effect from the end of the 2003/2004 financial year. By order of the Local Court of Ludwigsburg, Registry Court, of April 5, 2004, Dr. Volker Grub,

lawyer and senior partner in the law firm Wellensiek, Grub & Partner, Stuttgart, and Mr. Gregor Böhm, Chief Executive of The Carlyle Group Private Equity Beteiligungsmanagement GmbH, Munich, were appointed as new members of the Company's Supervisory Board.

Pursuant to Section 96, Para. 1 and Section 101, Para. 1 of the German Stock Corporation Act, Section 1 Para. 1 No. 1 and Section 4 Para. 1 of the German One-Third-Participation Act (DrittelbG) in conjunction with Article 8, Para. 1 of the Company's Articles of Incorporation, the Supervisory Board is composed of four members to be elected by the annual general meeting and two members to be elected by the employees.

The Supervisory Board proposes that the following persons:

Mr. Gregor Böhm,
Chief Executive of The Carlyle Group Private Equity Beteiligungsmanagement GmbH, Munich,

and

Dr. Volker Grub,
lawyer and senior partner in the law firm Wellensiek, Grub & Partner, Stuttgart,

are elected to the Supervisory Board as shareholder representatives to be elected by the annual general meeting for the period of time up to the end of the annual general meeting which passes a resolution on the ratification of the actions of the Supervisory Board for the 2004/2005 financial year.

Mr. Böhm is a member of the Supervisory Board or comparable boards or committees of the following companies:

Edscha AG, Remscheid
MEC Holding GmbH, Kriftel

Dr. Grub is a member of the Supervisory Board of the following company:

Maschinenfabrik Esterer AG, Altötting (Chairman)

The annual general meeting is not bound by any election proposals.

7. Election of the independent auditors for the 2004/05 financial year

The Supervisory Board proposes that Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Munich, be elected as independent auditors for the 2004/05 financial year.

Attendance and voting rights

Those shareholders are entitled to attend the annual general meeting and to exercise their voting rights who, pursuant to Article 11, Para. 3 of the Company's Articles of Incorporation, deposit their shares by the latest on Thursday, September 9, 2004, with the Company (BERU Aktiengesellschaft, Mörikestraße 155, 71636 Ludwigsburg) or with a German notary public, a securities deposit bank, or one of the banks named as follows (including their branches), and leave them there until the end of the annual general meeting:

Deutsche Bank AG
Baden-Württembergische Bank AG

Shares will also be deemed to have been deposited with an authorized depository if they are held as blocked by a bank with the approval and on behalf of a depository. In the case of shares being deposited with a German notary public or with a securities deposit bank, the certificate of deposit to be issued by them must be submitted to a depository no later than Friday, September 10, 2004.

Shareholders may also arrange for their voting rights to be exercised by a proxy, a bank or a shareholders' association. If neither a bank nor a shareholders' association is authorized, the proxy must be appointed by letter, by fax (+49 (0) 89 21 02 72 98) or via the Internet (www.beru.com/annual_general_meeting).

As a special service for our shareholders, they may also have their votes exercised at the annual general meeting, in accordance with their instructions, by proxies appointed by the Company. Authorization may be granted to the proxies in writing using the form sent to the shareholders or via the Internet. The proxies are to vote solely in accordance with the instructions issued by the relevant shareholders.

Questions and motions from shareholders

Shareholders are requested to direct any inquiries concerning the annual general meeting only to:

BERU Aktiengesellschaft
PO Box 229
71602 Ludwigsburg
Germany

Fax +49 (0) 71 41/132 586

This is also the address to which shareholders have to send any motions and/or election proposals. Any motions or election proposals sent to any other addresses will be disregarded. Any counter-motions or election proposals which we receive before midnight on August 31, 2004 will be posted on the Internet at www.beru.com/annual_general_meeting. Any comments by the management will also be published on the aforementioned website.

The speech made by the Chairman of the Executive Board of BERU Aktiengesellschaft will also be published on that website.

Ludwigsburg, August 2004

BERU Aktiengesellschaft
The Executive Board

This is a translation of the Invitation and the Agenda to the Annual General Meeting of BERU Aktiengesellschaft. Only the German version of this document is legally binding on BERU AG. Every effort was made to assure the accuracy of this translation, which is pro-vided to you as a courtesy for informational purposes only. No warranty is made as to the accuracy of this translation and BERU AG assumes no liability with respect hereto. A German version of this document may be obtained via the website of BERU AG at www.beru.com/hauptversammlung

Route map

Take the A 81 (E 70), exit Ludwigsburg Süd, direction Stadtmitte/Bahnhof (City Center/Station). Forum am Schlosspark, Stuttgarter Straße 33–35, 71638 Ludwigsburg


Frankfurt
Würzburg
Mannheim
Heidelberg
Nürnberg
Heilbronn
Karlsruhe
Ludwigsburg
Süd
A 81
Stuttgart
Basel
Singen
München


Schloss
Mörikestraße
Musik-
halle
FORUM
BERU
Lotter
Waldäcker
Hotel
Nestor
Schwieberdinger Straße
Bahnhof
Junction
Ludwigsburg Süd
Stuttgarter Straße
B 27
from Stuttgart

BERU Aktiengesellschaft
Postfach 229
71602 Ludwigsburg
Germany

Mörikestraße 155
71636 Ludwigsburg
Germany

Phone: +49-71 41-132 246
Fax: +49-71 41-132 586
www.beru.com